

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 30, 2018

Via E-mail
Brett Moyer
Chief Executive Officer
Summit Semiconductor, Inc.
6840 Via Del Oro Ste. 280
San Jose, CA 95119

> **Re:** **Summit Semiconductor, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 13, 2018**
> **File No. 333-224267**

Dear Mr. Moyer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2018 letter.

Fee Table

1.   We note your revisions to the fee table; however, the table does not appear to reflect all securities offered. Ensure that this table reflects the amount of securities offered to the underwriters as part of this offering.

Use of Proceeds, page 27

2.   We note your revised disclosure in response to prior comment 6. Given the best efforts nature of this offering, expand your revised disclosure to indicate your currently intended priority for uses if you sell substantially less than half of your offered shares.

Capitalization, page 29

3.   We note from the cover page that your offering is being conducted on a best efforts basis with no firm commitment from an underwriter and that there is no minimum number of shares that must be sold. We also note the pro forma as adjusted amounts you intend to include in a future amendment. Please revise the capitalization table to remove all adjustments and disclosures relating to the receipt and application of any proceeds from this offering, or tell us why you believe such adjustments are factually supportable. Refer to Note 2 of Article 8-01 and Article 11-02(b)(6) of Regulation S-X.

Certain Relationships and Related Persons Transactions, page 59

4.   We note your revisions to this section. Given the timeframe specified in Instruction 1 to Item 404 of Regulation S-K, it is unclear why you removed disclosure about transactions occurring in 2015. Also, your disclosure in the section titled "Significant Unitholders/Stockholders" beginning on page 61 should indicate the names of the related persons whose transactions you disclose. Please revise or advise.

Principal Stockholders, page 64

5.   We note your response to prior comment 3. However, given your revisions throughout indicating this is a best efforts offering on your behalf, it remains unclear why the table on page 65 suggests that your existing shareholders are offering shares. Please revise to remove these columns or clarify the purpose of those columns.

Underwriting, page 74

6.   We note your revisions in response to prior comment 2. Given that your revised disclosure indicates this is a best efforts offering and the underwriters are under no obligation to sell any minimum number of shares, it is unclear why the added table on page 74 suggests the underwriters will be obligated to purchase a number of shares. Please revise your disclosure in this section to clearly indicate the offering's nature and the nature of the underwriters' obligation to purchase shares from you.

Item 17. Undertakings, page II-5

7.   We note your revisions in response to prior comment 2 adding undertakings. Please tell us why you include the undertakings for an offering under Rule 430C, as indicated by the section numbered (4). Also, if you intend to omit prospectus information in reliance on Rule 430A, please note the undertakings required by Regulation S-K Item 512(i).

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.

                                                    Sincerely,

                                                    /s/ Amanda Ravitz

                                                    Amanda Ravitz
                                                    Assistant Director
                                                    Office of Electronics and Machinery

cc: David E. Danovitch, Esq.
        Robinson Brog Leinwand Greene Genovese & Gluck, P.C.